EXHIBIT 99.1

Costamare Bulkers Holdings Limited Announces 2026 Annual Meeting of Shareholders

MONACO, July 17, 2026 (GLOBE NEWSWIRE) -- Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE:CMDB), announced today that its Board of Directors has called an annual meeting of the shareholders to be held virtually on Thursday, October 8, 2026.

Shareholders of record of the Company’s common stock at the close of business on Thursday, August 13, 2026 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof. The notice of the annual meeting and the Company’s proxy statement will be sent to shareholders of record on or around Friday, August 14, 2026.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 30 vessels with a total carrying capacity of approximately 2,665,000 DWT. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Executive Officer
Dimitris Pagratis - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco
Tel: (+377) 92 00 1745
Email: ir@costamarebulkers.com